Exhibit 99.1

2950 North Loop West, Suite 700

Houston, TX 77092

Phone: (713) 685-8082 Fax: (713) 683-7841

NATCO Group Inc. CFO Accepts New Employment

Houston, Texas, USA (August 8, 2006): NATCO Group Inc. (NYSE: NTG) announced today that the Company’s Senior Vice President and Chief Financial Officer Richard W. FitzGerald has resigned to accept a similar position with another energy company.

John U. Clarke, Chairman and Chief Executive Officer said, “We will miss Rick’s significant contributions in our successfully achieving a strategic repositioning of NATCO. To his great credit and our benefit, he has assembled a first class organization and the appropriate control environment to assure continuity in the future execution of our strategic and financial plans. We wish him every success in his new position.”

Mr. FitzGerald said, “I have enjoyed my association with NATCO and fully expect that the Company will continue to grow as it pursues its strategic objectives. My decision to leave was a difficult one; but my new position represents a unique opportunity for me professionally and for my family.”

A search will begin immediately to fill the open position. In the meantime, the chief executive officer will assume the additional duties of the chief financial officer. Assisting in the oversight of those responsibilities will be Bradley P. Farnsworth in his continuing role as financial consultant. Mr. Clarke said, “We are fortunate to have Brad available to us to step in and help on a temporary basis. Brad has been a financial consultant to the Company for the past 18 months and has played a significant role in implementing many of our business process changes and other initiatives. He is a certified public accountant and brings many years of financial and accounting experience as a senior financial officer for a number of large, publicly traded energy companies.”

NATCO Group Inc. is a leading provider of wellhead process equipment, systems and services used in the production of oil and gas. NATCO has designed, manufactured and marketed production equipment and services for 80 years. NATCO production equipment is used onshore and offshore in most major oil and gas producing regions of the world.

Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to documents filed by NATCO Group Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which identify significant risk factors that could cause actual results to differ from those contained in the forward-looking statements.